Exhibit 21.1

List of Subsidiaries

Subsidiaries	Countries Registered In

Subaye IIP Limited	British Virgin Islands

Guangzhou Subaye Computer Tech Limited	The People’s Republic of China

Media Group International Limited	Hong Kong, The People’s Republic of China